ROSETTA GENOMICS LTD.

May 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Rosetta Genomics Ltd. (the “Company”)

Registration Statement on Form F-1 (the “Registration Statement”)

Filed May 8, 2017, as Amended May 15, 2017 and May 17, 2017

File No. 333-217765

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rosetta Genomics Ltd. (the “Company”), hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 18, 2017, at 5:00 p.m., Eastern Time, or at such later time as the Company or its counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). We respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Attention: Robert E. Burwell, by facsimile to (415) 432-6001 or by email to REBurwell@mintz.com.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Robert E. Burwell of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (415) 432-6107 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Kenneth A. Berlin

Kenneth A. Berlin
CEO and President